Sub-Item 77M: Mergers

Effective May 16, 2014, the Goldman Sachs Income Strategies Portfolio (the “Acquired Portfolio”), a series of Goldman Sachs Trust, was reorganized with and into the Goldman Sachs Satellite Strategies Portfolio (the “Acquiring Portfolio”), a series of Goldman Sachs Trust (the “Reorganization”). Pursuant to the Reorganization, the Acquired Portfolio transferred all of its assets to the Acquiring Portfolio, and the Acquiring Portfolio assumed all liabilities of the Acquired Portfolio. The Acquired Portfolio was liquidated and terminated, and shareholders of the Acquired Portfolio became shareholders of the Acquiring Portfolio.